UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Vendaval, Corp

Legal status of issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
California

Date of organization:
9 Apr 2019

Physical address of issuer:
19345 Sawgrass Lane
Huntington Beach
California 92648
USA

Website of issuer:
https://www.vendavalcorp.com/

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 10% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Preferred Stock

Target number of securities to be offered:
125,000

Price (or method for determining price):
$0.4

Target offering amount:
$50,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,070,000

Deadline to reach the target offering amount:
31 Dec 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	39,000	0
Cash & Cash Equivalents	39,000	0
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	(64,000)	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;
- growth of, and risks inherent in the real estate and properties market in the US and Southern California;
- our ability to attract and retain qualified executives and personnel; and

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

“Affiliate” means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Vendaval, Corp shall include any joint venture in which Vendaval, Corp holds directly or indirectly a twenty percent (20%) or greater ownership interest.

“Business Day” means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Board” means the board of directors of Vendaval, Corp.

"Company " means Vendaval, Corp.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Vendaval, Corp.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Preferred Stock of Vendaval, Corp.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Vendaval, Corp

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Nadim Nick Saifan Jr.** **Date of Board Service:** April 2019

Position: President of Vendaval, Corp

2014 to Present; President of IEGS, Corp. Mr. Saifan manages and directs all operations, R&D, Government Relations and conducts business development for the company.

2003 to 2013; President, Saifan Technologies, LLC Mr. Saifan directed the activities of a base services contractor focusing on services to the U.S. government and military in the Middle East. Mr. Saifan oversaw base operations, maintenance, and logistics activities at headquarters out of Camp Brooklyn in Baghdad, Iraq with 16 other offices throughout the country.

Mr. Saifan's responsibilities were and are, but not limited to: Provide strategic leadership for the company for long-range goals, strategies, plans and policies. Plan, develop, organize, implement, direct and evaluate the organization's fiscal function and performance. Mr. Saifan has 24 years of military experience, both in the US Navy and the US Army. He Retired from the US Army in 2008 as a Captain. Mr. Saifan served his country honorably and with distinction and excellence, that set him apart from others and earned him a long list of awards, ribbons and medals. Mr. Saifan served in various conflicts such as Iraq and is recognized for his service to his country. Mr. Saifan is married, with two children and resides in Huntington Beach, Ca.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: **Nadim Nick Saifan Jr.** **Date of Service:** April 2019

Position: President of Vendaval, Corp

2014 to Present; President of IEGS, Corp. Mr. Saifan manages and directs all operations, R&D, Government Relations and conducts business development for the company.

2003 to 2013; President, Saifan Technologies, LLC Mr. Saifan directed the activities of a base services contractor focusing on services to the U.S. government and military in the Middle East. Mr. Saifan oversaw base operations, maintenance, and logistics activities at headquarters out of Camp Brooklyn in Baghdad, Iraq with 16 other offices throughout the country.

Mr. Saifan's responsibilities were and are, but not limited to: Provide strategic leadership for the company for long-range goals, strategies, plans and policies. Plan, develop, organize, implement, direct and evaluate the organization's fiscal function and performance. Mr. Saifan has 24 years of military experience, both in the US Navy and the US Army. He Retired from the US Army in 2008 as a Captain. Mr. Saifan served his country honorably and with distinction and excellence, that set him apart from others and earned him a long list of awards, ribbons and medals. Mr. Saifan served in various conflicts such as Iraq and is recognized for his service to his country. Mr. Saifan is married, with two children and resides in Huntington Beach, Ca.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Nadim Nick Saifan Jr.	50,000,000 Common Stock	100%

** The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to launch Vendaval, Corp and financing the cost in the preparation of its planned real estate project in Santa Ana, California, which includes the development of the proposed two-acre property: 100 apartments and 20,000 sf of commercial businesses. The launch is to structure the company and set up the board of directors. The proceeds will be used to open an office, hire our pre-construction team, to acquire the property and develop it. It also will pay for our legal expenses, office expenses, accounting expenses and reporting and the salaries of our new employees.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$50,000**	**$1,070,000**
Less: Offering Expenses		
Portal Fee	$5,000	$107,000
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$43,250**	**$961,250**
Office Setup	$6,000	$6,000
Legal Expenses	$5,000	$10,000
Accounting & Administration	$4,000	$15,000
Salaries	$25,000	$60,000
Real Estate Consultant Fees	$0	$30,000
Marketing	$0	$30,000
Construction Cost (Partial)	$0	$200,000
Land Cost (Partial)	$0	$600,000
Reserve	$3,250	$10,250

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

a. when the minimum funding target is met prior to the Original Deadline and;

b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$50,000 USD
Maximum Target	$1,070,000 USD
Pre-money Valuation	$20,000,000 USD
Equity Offered	0.25% - 5.08%
Securities Type	Preferred Stock
Regulation	Regulation CF
Closing Date	31 Dec 2020

Share Price $0.40

Shares Offered
125,000 - 2,675,000

Shares Issued After Offering
50,125,000 - 52,675,000

14. Do the securities offered have voting rights?

No.

15. Are there any limitations on any voting or other rights identified above?

The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?

The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
Common Stock:	50,000,000	50,000,000	YES	NO
Preferred Stock	20,000,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the 100% owner of the Common Stock, the principal shareholder(s) identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Preferred Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Important Disclaimer:
As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Preferred Stock

The $0.4 per share purchase price of our Preferred Stock was determined by our board of directors without an independent valuation of the Company. We established the offering price based on our estimate of capital and expense requirements, and desirable expectation of our future profitability, projected income, assets and liabilities we will have, but not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Preferred Stock. The Preferred Stock offered may have a value significantly less than the offering price and there is no guarantee that the securities offered will ever attain a value equal to or greater than the offering price.

Since we are going to acquire a real estate project in Santa Ana, California, the valuation of our Company as a whole is based on the discounted projected NAV of our company, after the consideration of the projected assets and liabilities we will have by the time we acquire and operate the project, which will primarily consist of real estate properties, mortgage debt, LP interests, debt marks.

Our board of directors has adopted a hypothetical calculation of our discounted projected NAV as follows:

Key Project Pipeline

Project Location	Project Cost [1]	Estimated Sales Launch	Estimated Completion
Santa Ana, California	13M	Q2 2020	Q3 2021

1. Includes land costs, architect work, drawings and plans, engineering and cost of approvals

Discounted Projected NAV Analysis				
Fiscal Year	Annual Discount Rate Used	Compounded Discount Rate Used	Projected NAV	Discounted Projected NAV
2019	5%	5%	0M [2]	0M
2020	5%	10.3	3.5M [2]	3.17M
2021	5%	15.8	19.5M [2]	16.84M
Discounted Projected NAV as of July 2019				**20.01M** [3]

1. NAV based on the forecasted P&L of developments
2. Discounted Projected NAV as of August 2019

Our board of directors estimated that the discounted value (present value) of the company's projected NAV is $20.01M or, on a non-fully diluted basis (50,000,000 shares issued), equals **$0.4 per share**.

In this offering, we are offering to potential investors the Preferred Stock and for simplicity, we assume the valuation of the Preferred Stock offered are comparable to its Common Stock and therefore we set the offering price of our Preferred Stock at $0.4 per share.

The most significant component of the projected NAV estimation consists of projected real property rental income and revenues derived from the sale of apartments. As with any real estate valuation protocol, property appraisal and valuation is based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real property investments and hence the projected NAV. It is possible that in certain unanticipated situations (such as economic downturns or lack of capital) or after the occurrence of certain extraordinary events (such as terrorist attacks or acts of nature), our ability to implement our project may be impaired or delayed, which would significantly lower our projected NAV. The discounted projected NAV per share estimated above should not be viewed as being determinative of the value of our Preferred Stock that may be received in a sale to a third party.

Further, our projected NAV may not be calculated in accordance with GAAP.

Methods for how the securities may be valued by the issuer in the future:
We may apply the following valuation metrics for the future valuation of our preferred/common stock or securities to be issued:

1. Recent comparable financings of companies similar and comparable to us.
2. Estimate of fair market value based on market prices in actual transactions and on asking prices for assets currently available for sale.
3. Market valuation of the Company's actual assets and liabilities at the time of valuation.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate

stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of value the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Preferred Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**

The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Preferred Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

N/A

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. **any director or officer of the issuer;**

b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

No. The Company is in the development stage and has no history of operations, other than expenses incurred in consulting, advertising, traveling, drafting business plans and organizing promotional events.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed belowand elsewhere in this Form C, particularly in "Risk Factors."

Vendaval, Corp was incorporated on April 9, 2019 and as of March 31, 2020, the period where our financial statements covered, we had yet begun operations other than those associated with general start-up and organizational matters. As of March 31, 2020, we did not purchase any real estate assets or enter into any agreements to do so.

Revenues, Operating Expenses and Net Income

As of March 31, 2020, we didn't record any revenues.

As of March 31, 2020, we had total operating expenses of $64,000, which included expenses incurred in consulting, advertising, traveling, drafting business plans and organizing promotional events.

As of March 31, 2020, our net loss was $64,000.

Cash flows

As of March 31, 2020, the cash flow used by operating activities was $64,000. As of March 31, 2020, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $103,000 due to proceeds from promissory notes, which had been converted to equity as additional paid-in capital.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of March 31, 2020, the Company had cash and cash equivalents equal to $39,000.

As of March 31, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our operational plan and financing

We intend to use the proceeds of this offering to launch Vendaval, Corp and financing the cost in its planned real estate project in Santa Ana, California. If the proceeds from this offering are higher than $300,000, we will use some of our proceeds to finance part of our construction cost and land cost. For example, if we can raise $1.07 million (the maximum offering amount) in this offering, we will spend $200,000 and $600,000 in construction cost and land cost respectively.

In order to acquire and operate the project at Santa Ana, as described in our business plan, we are required to raise additional funding. The total cost of this project is estimated to be $13 million, which includes land costs, architect work, drawings and plans, engineering and cost of approvals. Therefore, we plan to raise extra capital through extra rounds of Regulation Crowdfunding offerings and/or Regulation D (506c) offerings. We will also use debt instrument, primarily bank mortgage to finance this project. If we cannot raise enough capital in this offering, or cannot borrow money on the terms we expect, the Company will probably dissolve.

The Company expects to fund its operations and capital expenditure requirements from future operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We need to raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $50,000 in this offering, which would improve the Company's liquidity and balance sheet. If we cannot raise the minimum target of funds, we may need to dissolve our company in the next 12 months. However, we expect that the Company's with the proceeds of the offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering are crucial to our financial condition and liquidity, and will increase the probability to secure and acquire the real estate project in Santa Ana and expand our business in the coming 2-3 years.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and ReviewReport.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No.

(ii) involving the making of any false filing with the Commission?
No.

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No.

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
No.

(B) engaging in the business of securities, insurance or banking?
No.

(C) engaging in savings association or credit union activities?
No.

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
No.

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
No.

(ii) places limitations on the activities, functions or operations of such person?
No.

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
No.

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
No.

(ii) Section 5 of the Securities Act?
No.

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No.

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No.

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

a. **any other material information presented to investors; and**

b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer’s website at:
http://vendavalcorp.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Nick Saifan

[Signature Code: KEhollsHB9QpgCSS_cjP-osH1fD3J4VDzZJja_qoUvtr-KeR5Dp9jmulb-Tqj0ydaR66RJP8E8aOc_YnxmuPqxmtZeQ4328D0gRLYVnpMvY]

Nadim Nick Saifan Jr.
President
Vendaval, Corp
Date: 29 Apr 2020

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

<u>Business Plan</u>

Executive Summary



About Vendaval, Corp

Vendaval, Corp is executing on a plan to develop Approximately 2 Acres of 94 Residential Units & 20,000 sf of Commercial Facilities, Entertainment Facilities, restaurant and other amenities to support these 94 apartments and local residents and create a lot of new jobs in Santa Ana, California. Vendaval, Corp, will achieve a market leadership position by bringing additional living accommodations to this community and the surrounding large metropolitan area. Vendaval, Corp unveils this opportunity, a next independent living new community.

Overview: A unique opportunity

Highlights:

- **Property is located in Santa Ana, California**
- **Operational within 2 years of start**
- **Will be pre-leased as soon as the construction begin**

The apartment industry continued its strong performance in 2016 with an even better showing

in 2017. The combination of limited supply with growing demand for rental apartments was manifest in rising rents, declining vacancies and increases in permits and starts. Continued consumer deleveraging, rising costs for food and uncertainty regarding the effect of higher taxes and fees has further solidified the nation's move to a renter-based society. Impulse buying has been replaced by value buying. Planning ahead has been replaced by planning for the short-term.

Vendaval, Corp is executing on a plan to develop Approximately 2 Acres of 100 Residential Units & 20,000 sf of Commercial Facilities, Entertainment Facilities, restaurant and other amenities to support these apartments and local residents and create a lot of new jobs in Santa Ana, California. Vendaval, Corp, is looking forward to achieving a market leadership position by bringing additional living accommodations to this community and the surrounding large metropolitan area. Vendaval Corp unveils this opportunity, a next independent living new community.

Demand for apartments will remain strong. The continued high rate of unemployment and underemployment, rising federal debt, growing expectations for a rise in interest rates during the next 24 months and global uncertainty are contributing to a growing opinion that tomorrow may not be much better than today.

The realization age of the permanent or long-term renter is becoming a reality for many. Calendar year 2018 will be remembered as the year of acceptance that lack of jobs, higher taxes and fewer opportunities are becoming the norm and not an exception. The shift to a renter-based society continues in earnest as apartment renters seek financial opportunities over geographic preferences.


Vendaval, Corp.
MAKING LIVING SIMPLE

The property will be located in southern California. The construction of this facility will be operational within 2 years of start. Most units will be pre-leased as soon as the construction begins, or within 6 months of occupancy.

At a glance

The property is located in Santa Ana, Southern California. The construction of this facility will be operational within 2 years of start. Most units will be pre-leased as soon as the construction begins, or within 6 months of occupancy.

Market opportunity

Market opportunity statistics vary by study or report, yet every one of them support basic fact that there is a documented need for more Living Facilities. The demand for apartments is strong as the number of U.S. households grew by 980,000 in 2016, up dramatically from the 600,000 per year average over the past five years. Rents in 2020 are expected to increase around 2.4 percent to 2.7 percent nationally, which will be higher than the rate of inflation.

The human factor

Vendaval, Corp has developed an effective market research process that identified this site for the establishment of this facility, the design and management's philosophy has been developed, tested and proven for the operation of all sub-commercial businesses. The Company emphasizes an atmosphere that:

- Gives the resident the feeling that their new apartment feels like a real home
- Precludes our residents from being intimidated by large numbers of other residents
- Provides the ability to establish a personal relationship with the management and staff that work in the facility, as well as other residents.


COFFEE ROASTERS

Key market differentiators

These characteristics significantly differentiate Vendaval, Corp from the rest of the apartment facilities, through keys to the company's success. In order to maintain continued success and provide appropriate financial returns and liquidity for investors, Vendaval, Corp will continue to emphasize the following:

- Uncompromising service to our residents – All residents must have a sense that the management and staff care about them as an individual.
- Market and demographics research prior to development – We have developed proprietary research expertise enabling us to determine the locations where citizens have the need and financial ability for our services.
- Regulatory research and analysis assure that we comply with state and local statutes.
- Marketing and lease-up activities that are continual.
- Qualified and trained employees must be retained.
- Controlled but aggressive development of the facility that meets our criteria – growth must not be at the expense of management control and profitability.

Commercial space utilized for our sub-business operations by Vendaval Corp, Operation Plan for retail businesses (Franchises owned by Vendaval, Corp)

- Mail Center
- Laundromat and Dry Cleaners
- Soup and Sandwich Store
- Bakery
- Coffee House
- Tutoring Center / Education Center
- Gym

Expanding marketplace with a unique strategy
We believe this is an opportunity to take advantage of the expanding marketplace with a unique strategy of bringing small residential communities across the United States.
The property that we seek already has the zoning and fully entitled for all that we are planning. Many of the initial reports are complete and Vendaval, Corp management has met with local government and planners to research the property and ensure success. This alone saves 2 years of work.

Design Engineering and Build Solutions
We plan to construct our properties by the use of ***monolithic cementitious membrane.*** There are many advantages of building with monolithic cementitious membrane construction that will not only save us money on our project but will **save us 50-70% on time of construction.**

The construction system is a tried and proven construction process utilizing dimensional structural concrete insulated sandwich panel engineering technology. This construction process has evolved over the past 30 years. The core foundation of the system is a welded wire three-dimensional space frame manufactured in variable wire gauges with insulating foam located in the middle of the panel. The panels are manufactured in four-foot widths and specific lengths as required for the application. Panel thickness is also variable to accommodate insulation requirements, load bearing capacities, and architectural design. The wire/foam panels are installed at the project site to create load bearing walls, floors, and roofs as designed for the structure, then coated with 1 1/4″ -2.5″ of 2000 PSI Portland cement plaster or other materials. The finished product is a monolithic structure with no cold joints. This can be achieved by using a plaster gun, hand-troweled application, shotcrete, or a variety of environmentally friendly cementitious skins.

Our founder Mr. Nadim Nick Saifan Jr. has abundant experiences in the construction of low income and luxury housing solutions for over 25 years, including structural engineering with a particular interest in innovative building systems and affordable housing. As well as seismic repairs, rehab of structures, development of polymer composites and sustainable and advanced materials.

Benefits and advantages of our buildings

- All structures can be Green Certified.
- 60-80% More Energy Efficient, thus saving hundreds of thousands of dollars in heating
and cooling for the residents.
- The acoustic rating will go from 4 to 44.
- 50% More Fire retardant
- 40% more efficient seismically to 9.0 Earthquake
- Hurricane Tolerant up to 200 mph
- Tornado Tolerant F3
- Environmentally friendly as we use no wood framing
- Approved in all 50 states and 40 countries
- No Mold, fungus or termites
- No Drywall
- Providing substantial savings on the life of the home by saving on termite treatments,
- roof replacements and extending the life of the home from 50 to 100 years.



Commercial space utilized for our sub-business operations

<u>Landry Facility: 2000 sf</u>
This facility will have coin operated self-service machines and in-house service operated by Vendaval, Corp for dry cleaning and laundry.

<u>UPS Store: 3000 sf</u>
This is a franchise operated by Vendaval, Corp

<u>Education Center: 1500 sf</u>
This is a tutoring center furnished with computers for a variety of educational purposes, to include but not limited to, social improvements to the veterans and the community. This is a space that is contracted out to other organizations and acts as an adult education service for self-improvement.



Fast Food Restaurant: 2000 sf

This space is open and operated by Vendaval, Corp as a combination of coffee shop, bakery, sandwich/soup/salad and light menu restaurant.

Gym Facility: 5000 sf

This is operated by Vendaval, Corp as a fully run exercise center that offers special workout and private sessions.

Leased Space, Medical Facility: 4500 sf

This is available to a medical group to coordinate an on-site medical clinic and facility that the tenants and community can benefit from. This space will be operated by a contracted-out tenant that would be responsible for space improvement and lease requirements to Vendaval, Corp.

Elevations





Exterior Street Elevations


WEST ELEVATION - N HARBOR BLVD


NORTH ELEVATION - W 5TH ST



1. Skyline Articulation

The massing of the building is broken up by creating three strong masses which raise heigher than the rest of the building giving the appearnace or multiple smaller scale buildings next to each other rather than one continuous building.



2. Horizontal and Vertical Articulation

Horizontal and vertical articulation is utilized in varying depths to further diminish building massing. Large recesses have, which have been highlighted above, break the façade into three distinct masses. The change in materiality further emphasizes the breaks within the massing. Setbacks are also utilized within the three larger buildings to avoid appearing monolithic. Moreover the fourth floor is scaled back to further accentuate the articulations explained above.



3. Balcony Projections

Balcony projections of 4ft and 6ft are designed to create an appealing and interesting composition along the face. In addition the varying heights creates variety of roof planes and ridges while the horizontality creates a break between the ground floor and the upper floors creating a sense of human scale for pedestrians and smaller scale houses across the street.



4. Ground Floor Differentiation

The ground floor is emphasized by the stoop frontage. The stoops create a direct connection with the street. However each stoop is slightly elevated to create a sense of privacy and space for the tenants. Each stoop is surrounded by lush landscaping to simultaneously beautify the street while creating a threshold between the tenant's space and the public space. In addition a fitness center is located on the corner of 5th and Figueroa anchoring the corner and distributing open space and amenities more evenly throughout the complex.

Appendix B - RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration. Some material factors that might make the investment risky are:

- General Real Estate Conditions
- Downturn in economic conditions
- Changes in interest rates
- Changes in real estate and zoning laws
- Environmental issues unforeseen in due diligence, or change in environmental laws
- Changes in real estate taxes and any other operating expenses
- Natural disasters, acts of God, Terrorist attacks, social unrest and civil disturbances
- Inability to collect rents
- Renovation or repairs

- Competition from other properties

An investment in the Shares involves a high degree of risk. Each Investor should carefully consider the risks and uncertainties described below and the other information in this Memorandum before deciding whether to invest in the Shares. The occurrence of any of the following risks, among others, could materially and adversely affect our business, financial condition, and operating results. In any such case, Investors may lose part or all of their investment. The risks and uncertainties described below are not exclusive and are intended to reflect the material risks that are specific to us, material risks relating to our industry, and material risks related to companies who undertake an offering of securities such as those being offered hereby.

Risks Related to Investments in Real Estate

General Real Estate Conditions. An investment in us is subject to the general risks inherent in the ownership of real property, such as occupancy rates and operating expenses. In particular, the value of real property and the ability to generate income from real property is affected by many factors, such as general and local economic conditions; energy supplies; the supply of and demand for, property of the kind in which we invest; the ability (or inability), upon development of the Property, to retain existing tenants and/or attract new tenants; vacancy rates and rent levels for other properties that are similar to and in the same geographic area as the proposed Property; declines in the financial condition of existing and potential tenants; defaults by tenants or failure to pay rent on a timely basis, due to their bankruptcy, lack of liquidity, or other reasons; the need to renovate and/or repair marketable space; continued validity and enforceability of the lease of an existing tenant; physical damage to the underlying property, which may or may not be covered by insurance; adverse changes in local population trends, market conditions, neighborhood values and national, regional and local social conditions; decreases in consumer spending; increases in interest rates; the enactment of unfavorable real estate, environmental, zoning, land use or tax laws and regulations; environmental regulations; and/or federal and local controls and real property tax rates. The occupancy of the proposed Property, and rental rates, may be adversely affected by various local factors such as an increase in unemployment, excessive building resulting in an over-supply of residential space, zoning law changes or management inadequacies. Certain expenditures associated with real estate investments, principally mortgage payments, real estate taxes and some maintenance costs, generally remain constant despite a decrease in income derived from such investments. Thus, the cost of operating a given property may exceed the income earned therefrom. Our ability to pay any future debts and meet other obligations will depend on factors such as these. Moreover, real estate is not readily marketable. There is no assurance that, if it becomes necessary to sell the proposed Property, that a buyer could be found or a suitable price obtained.

Investments in real estate have been volatile and valuations have experienced severe past downward corrections, and there can be no assurance such will not recur. Investments in real estate are characterized by periods of economic uncertainty. From 2008 through 2011 (the "Recession"), significant and widespread concerns about credit risk and access to capital were present in the global financial markets, which caused a significant downward correction in real estate values while impeding their recovery. Economies throughout the world, including the United States and specifically California, experienced substantially increased unemployment, sagging consumer confidence, as well as concern in the general business climate resulting in a downturn in economic activity that negatively affected real estate values. Moreover, the failure (and near failure) of several large financial institutions and the failures, and expectations of additional failures, of smaller financial institutions led to increased levels of uncertainty and volatility in the financial markets, restricted availability of credit from lenders, increased incidence of foreclosure also negatively affected real estate values throughout the world, especially specific regions of the United States such as California. While we believe conditions in the real estate market have substantially improved since the Recession, there can be no assurance its adverse consequences have not permanently affected the value of real property, nor can there be no certainty that a recession with similar adverse effects on real estate will not recur.

Our business is subject to all of the risks associated with the real estate industry. Investments in real estate are speculative in nature. We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments. Many of these factors are not within our control, and could adversely impact the value of the Company. These factors include, but are not limited to:

- downturns in worldwide, national, regional and local economic conditions;
- conditions affecting real estate in our specific market, such as oversupply or reduction in demand for real estate;
- changes in interest rates and availability of attractive financing;
- changes in real estate and zoning laws;
- environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
- condemnation and other taking of property by the government;
- changes in real estate taxes and any other operating expenses;
- the potential for uninsured or underinsured property losses;
- natural disasters, acts of God, terrorist attacks, social unrest and civil disturbances; and
- with regard to the Property we intend to develop and subsequently lease, tenant mix, shortage of suitable tenants, an inability to identify suitable tenants on profitable terms, declines in the economic health and financial condition of the tenants and the ability to collect rents from tenants, vacancies, property management decisions, property condition and design, changes in market rental rates or laws affecting rental rates, periodic requirements to repair, renovate and re-lease space, increased operating costs, including real estate taxes, state and local taxes, assessments, insurance expense, utilities, and security costs, competition from other properties, and federal or local economic or rent control.

Any of these factors may adversely affect the results of operations and our financial condition, the value of our Company and, consequently, the value of an investment in us.

The insurance coverage on the proposed Property may not protect against possible losses. Our proposed development will be covered by comprehensive liability, fire, extended coverage, and rental loss insurance, at levels that we expect to be adequate and comparable to coverage customarily obtained by owners of similar properties. However, the coverage limits of our policies, or the limits of other insurance policies covering us, may be insufficient to cover the full cost of repair or replacement of all potential losses. Moreover, this level of coverage may not continue to be available in the future or, if available, may be available only at unacceptable cost or with unacceptable terms.

Additionally, there may be certain extraordinary losses, such as those resulting from civil unrest, terrorism, or environmental contamination, which are not generally, or fully, insured against because they are either uninsurable or not economically insurable. For example, we may not be able to insure our potential development against losses as a result of environmental contamination. Should an uninsured or underinsured loss occur to the property, we could be required to use our own funds for restoration or lose all or part of our investment, and anticipated revenues from, the Property. In any event, we would continue to be obligated on any mortgage indebtedness on the Property. Any loss could have a material adverse effect on us, our ability to make any potential distributions to you, and/or our ability to pay amounts due on any of our debt.

In addition, with regard to any policies owned by us, in most cases we will need to renew our insurance policies on an annual basis and negotiate acceptable terms for coverage, exposing us to the volatility of insurance markets, including the possibility of rate increases. Any material increases in insurance rates or decrease in available coverage in the future could adversely affect our results of operations and financial condition with negative implications for the value of an investment in us.

We may be subject to liability under environmental laws, ordinances, and regulations. Under various federal, state, and local laws, ordinances and regulations, we may be considered responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in the Property, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property). Such liability may be imposed on us whether or not we had knowledge of or responsibility for the presence of hazardous or toxic substances. Our efforts to identify and discover environmental liabilities with respect to the Property may not prove to be sufficient, notwithstanding our due diligence, to be in substantial compliance with federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances.

To the extent we are responsible for environmental liabilities, such responsibility could have a materially adverse effect on our results of operations and financial condition, with negative implications for the value of an investment in us.

The Opportunity Zones program is newly created and no proposed or final regulations have yet to be issued which, when issued, may impact us in unanticipated ways. We will invest Offering Proceeds in the purchase of the Property to develop our real estate project in an Opportunity Zone to take advantage of the federal tax benefits for the deployment of private capital in economically distressed areas. There are currently no proposed, temporary, or final federal regulations regarding the application of the Opportunity Zones program. While the IRS has provided some guidance regarding Opportunity Zones program, it is not comprehensive. New regulations or pronouncements interpreting or clarifying the Opportunity Zone programs may be forthcoming. We cannot predict what impact, if any, such additional guidance may have on our Company but such guidance may make our planned investment ineligible for the deferral or exclusion of tax benefits and may result in the requirement that an Investor immediately pay taxes on gains that were deferred in expectation that we would qualify as an Opportunity Zone.

There can be no assurance that we will have sufficient working capital or cash flow to meet our fixed expenses or other ongoing needs. Our operating expenses must be paid, regardless of profitability. (See "Officer and Director Compensation.") Accordingly, it is possible that we may be required to borrow funds to pay our expenses or to meet unanticipated working capital needs. There can be no assurance that such funds will be available when they are required by us.

Lack of Diversification. We will own no significant assets other than the Property and only upon acquisition of the Property. We currently have no plans to diversify our investments so as to minimize the risk set forth above. The success of the Company will be totally dependent on the success of the acquisition and development of the Property.

Government Regulatory Considerations. The real estate industry is extensively regulated and subject to frequent regulatory change. The adoption of new legislation or changes in existing laws or new interpretations of existing laws can have a significant impact on methods of doing business, costs of doing business and amounts of reimbursement from governmental and other agencies. The real estate industry is and will continue to be subject to varying degrees of regulation and licensing by federal, state, and local regulatory authorities in various states and localities, including historical preservation regulations and rent control. Federal, state or local governmental agencies may impose unforeseen restrictions on the underlying property that adversely affect the ability to develop, market, lease and/or sell the underlying property. These restrictions may include changes to building codes, moratoriums prohibiting development, restrictions on materials and labor that may be used in construction, and environmental issues relating to development.

Volatility of Real Estate Values. Real estate values are subject to volatility and may be affected adversely by a number of factors, including, without limitation: national, regional and local economic conditions (which may be adversely affected by plant closings, industry slowdowns and other factors as well as general macro-economic trends); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; convenience, services and attractiveness of the property; the willingness and ability of the property's owner to provide capable management and adequate maintenance; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in construction costs. Appraisals or opinions of value may prove to be insufficiently supported, and the Company's review of the value of the Property and/or investment opportunity may be based on information that is incorrect or opinions that are overly optimistic. The risk of default on any loan in such situations is increased, and the risk of loss to investors in the Company will be similarly increased.

ADA Compliance. The Property, once acquired and subsequently developed will be required to comply with the Americans with Disabilities Act (the "ADA"), subject to the local municipality's interpretation of the ADA and ordinances and practices with respect to compliance with the ADA. The ADA requires that "public accommodations" be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both, which could be imposed upon the Property and, indirectly, such costs to be borne by us. The Property may be required to expend unbudgeted funds to comply with the provisions of the ADA, which could adversely affect our ability to operate.

Liability for Title Defects. In acquiring the Property, we will bear the risk of acquiring obligations and/or liabilities associated with that property, such as tax or construction debts or liens and title defects. Such obligations and/or liabilities may be unpredictable and may not be within our control and may not be covered or entirely covered by title insurance. The cost of curing any title defects or other liabilities and obligations associated with the Property could materially adversely affect our financial performance.

Adverse Effect of Uninsured Loss. The Property in which we seek to invest will have customary insurance coverage for the Property. There are certain types of losses, however (generally of a catastrophic nature, such as earthquakes, floods and wars), which are either uninsurable or not economically insurable. Should such a casualty occur and cause destruction to the Property, we could lose both our invested capital and its anticipated profits in the Property. In addition, it is unlikely that claims for any loss will be covered 100% under the insurance policies maintained by us because insurance policies typically have a deductible amount and because liability claims could result in judgments which exceed available insurance proceeds. Any deficiency may result in an economic loss to us.

Investing in Real Estate has Risks of Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on, about, under or in its property. Environmental laws often impose this liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances. The presence of hazardous substances, or the failure to remediate hazardous substances properly, may adversely affect our ability to sell or use the Property or to borrow outside funds using the Property as collateral. In addition to clean-up actions brought by federal, state and local agencies and private parties, the presence of hazardous substances on a property may lead to claims of personal injury, property damage or other claims by private plaintiffs. Finally, there can be no assurance that environmental laws relating to real estate transactions will not be amended in the future in ways that could adversely affect the Property.

Loss of Revenue from Tenants. The default, financial distress, bankruptcy, or liquidation of any of the anticipated future tenants of the Property could cause the tenant to delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent, or declare bankruptcy, any of which would create additional vacancies at the Property upon development and lease. Upon the expiration of a lease, the tenant may not be willing or able to renew the lease, and we may be unable to re-lease the vacant space at a comparable rental rate, or without incurring additional expenditures in connection with such renewal or re-leasing, such as renovations, tenant improvements, and leasing commissions. Vacancies reduce revenues, increase property expenses, and could decrease the ultimate sale value of the Property when developed. In addition, a significant portion of the costs of owning property, such as real estate taxes, insurance, and debt service, are not reduced in such circumstances. Any of these events could adversely affect the cash flow and our ability to repay indebtedness.

Operating Costs. The Property will be subject to increases in operating expenses such as insurance, utilities, repairs, maintenance, security, cleaning, landscaping, and administrative costs. If operating expenses increase, we may be unable to increase rents or reimbursements to fully offset the increased expenses without decreasing occupancy rates. If this occurs, the operating results of the Property would be adversely affected.

Cash Flow Interruption. The Property's potential future cash flow upon planned development will be subject to numerous risks, including fluctuations in vacancy rates, rental rates and operating expenses, vacancy rates and rental rates for competing retail projects and financial resources of tenants. No assurance can be given that certain assumptions as to the future levels of occupancy of the Property if developed as planned, future cost of capital improvements or future costs of operating the Property will be accurate, because such matters will depend on events and factors beyond our control. If one or more existing tenants' default, if rental rates decline, and/or if operating costs increase, our investment in the Property may be materially and adversely affected. Accordingly, we may be unable to secure the capital required for future improvements or required repairs.

Development Risks. Total development costs related to the Property are subject to fluctuations as a result of factors which may or may not be within our control. For example, construction material costs have experienced periods of fluctuation in recent years, with prices of many commodity materials, in particular steel and cement, rising significantly. Construction costs may also be affected by rising labor costs. If the actual development costs deviate materially from our initial estimates, the business, financial conditions and results of the Property may be affected. Development costs related to the Property may be affected by permit requirements and limitations established by local, state, federal and other authorities or agencies. Design requirements and considerations may impact costs associated with such development. Additionally, construction site conditions (including, but not limited to, soil and weather conditions) may result in increased construction and development costs. The progress and costs of any development of the Property may be materially and adversely affected by many factors, including delays in obtaining necessary certificates, licenses, permits or approvals from government agencies and authorities; availability of capital (including financing sources); changes in market conditions; delays in or increased costs of relocation of existing residents and/or demolition of existing structures; unavailability, shortages or increased costs of materials, equipment, contractors and skilled labor; labor disputes; construction accidents; and natural catastrophes; and adverse weather conditions. At any point in the planning or development with respect to the Property, we may face, among other things, regulatory changes, financing difficulties, an inability or difficulties in obtaining the required government approvals or government-mandated changes in our development practice, any of

which could delay, increase the cost of, or prevent the completion of the planned development. We may also delay or revise our plans for the Property due to a variety of factors, including changes in market conditions, a shortage or increase in the prices of construction materials, equipment or labor, labor disputes or disputes with our contractors and subcontractors.

Third-Party Service Providers. We may engage independent contractors to provide various services, including design, construction and supervision of the development of the Property. Since completion of the Property's development would be subject to the performance of these third-party contractors, we may not be able to control timeliness of the completion schedule, and there is no guarantee that the quality will be of satisfactory standard. If the performance of any third-party contractor is unsatisfactory, or if it is in breach of any of its contractual obligations, we may need to replace them or take other actions to remedy the situation. This will in turn increase the cost and delay of the progress of any development.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

VENDAVAL, CORP

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Vendaval, Corp, a company organized and existing under the laws of the State of California ("Vendaval" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Vendaval has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of preferred stock of Vendaval (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, Vendaval hereby issues to the Subscriber, and the Subscriber hereby subscribes from Vendaval **[Shares Subscripted] Shares**, at a Per Share Price equal to **$0.40** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is**$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Vendaval as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Vendaval 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Vendaval and such decision is based upon a review of the Form C which has been filed by Vendaval with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Vendaval in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Vendaval;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Vendaval or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Vendaval;

d. Vendaval is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Vendaval from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Vendaval and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Vendaval in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Vendaval in connection therewith;

f. the Subscriber acknowledges that Vendaval has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Vendaval shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Vendaval is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Vendaval (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Vendaval is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on Vendaval is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Vendaval and depends on the advice of its legal and financial advisors and agrees that Vendaval will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Vendaval; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Vendaval. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Vendaval and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Vendaval to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Mar 2020, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of California, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Vendaval shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Nadim Nick Saifan Jr.
____
Name: Nadim Nick Saifan Jr.
Title: President
Vendaval, Corp

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Vendaval Corporation
Years Ended March 31,2020
With independent Accountant's Review Report

Vendaval Corporation

Financial Statements

Years Ended March 31, 2020

Contents

Independent Accountant's Review Report……………………………………………………..2

Balance Sheets……………………………………………………………………………….4

Statement of Operations…………………………………………………………………...5

Statements of Changes in Stockholders' Equity ………………………………………….6

Statements of Cash Flows…………………………………………………………………7

Notes to Financial Statements ……………………………………………………………….8

Joseph Shenouda, CPA

Mina Barssom

Email: m.barssom@shenoudallp.com

Ph: 714-842-5045

Independent Accountant's Review Report

The Board of Directors
Vendaval Corporation

I have reviewed the accompanying balance sheets of Vendaval Corporation (the Company) as of March 31, 2020 and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct review in accordance with Statements of Standards for Accounting and Review Services Issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Joseph Shenouda, CPA

(This page intentionally left blank.)

Vendaval Corporation

Balance Sheets

(unaudited)

	March 31,	
	2020	
Assets		
Current Assets		
Cash and cash equivalents	**$ 39,000**	
Employee Advance	**0**	
Total Current Assets	**39,000**	
Vehicle	**0**	
Less: accumulated depreciation	**0**	
Net fixed assets	**0**	
Deferred tax asset *(see note 2)*	-	-
Total assets	**$ 39,000**	$
Liabilities and partners' equity		
Current Liabilities:		
Accounts payable		-
Deferred income CSA *(note 4)*		
Loan payable		
Total current liabilities	**0**	
Long-term obligations	**-**	-
Total liabilities		
Stockholders' Equity:		
Additional paid-in capital	**103,000**	
Preferred stock, face value $.0001		
Authorized shares, 10,000,000		
Issued and outstanding shares	**-**	-
Retained equity (deficit)	**(64000)**	
Total stockholders' equity	**39,000**	
Total Liabilities and stockholders' equity	**$ 39,000**	

See accompanying Notes

Vendaval Corporation

Statements of Operations
(unaudited)

	Year Ended March 31, 2020	
Revenue	**$ 0**	$
Less: Cost of goods solds	**0**	
Net revenue		
Expenses		
Auto expense	**0**	
Accounting fees	**0**	
Consulting Fee	**15,000**	
Advertising fees	**28,000**	
Bank and merchant fee charges		
Community development/ education		
Depreciation		
Dues and subscriptions		
Legal Fees		
Office expenses		
Office compensation		
Rent		
Repairs and maintenance		
Shop supplies		
Taxes and licenses		
Travels and meals	**4,000**	
Telephone		
Business plan	**10,000**	
Event	**7,000**	
Website Maintenance		
Total operating expenses	**64,000**	
Operating (loss)	**$ (64,000)**	
Other income (expense)		
Interest expense	**0**	
Total other income (expense)	**0**	
Net Loss	**$ (64,000)**	

See accompanying notes.

Vendaval Corporation

Statements of Changes in Stockholders' Equity (Deficit)

(unaudited)

	Common Stock, Par value $.0001	Additional Paid-in Capital	Retained Equity (Deficit)	Total Stockholders' Equity (Deficit)
Balance at June 30, 2019	**$ 0**	**65,000$ 0**	**$ (0)**	**$ 0**
Common stock issued	-	-	-	
Net Loss	-	-	0	0
Balance at June 30, 2019	**$ 0**	**$ 0**	**$ 0**	**$ (0**
Common stock issued	-		-	-
Net loss			64000	
Balance at March 31, 2020		**$ 103,000**	**$ (64,000)**	**$ 39,000**

Vendaval Corporation

Statements of Cash Flows
(unaudited)

	Year Ended March 31, 2020	
Operating activities		
Cash receipt from customers	$	$
Cash paid for operating expenses	(64,000)	0
Proceeds from employee advance	0	0
Interest expense	0	
Net cash used by operating activities	(64,000)	
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Proceeds from promissory notes	103,000	-
Net cash provided by financing	103,000	-
Net increase (decrease) in cash and cash equivalents	0	
Cash and cash equivalents at beginning of year	0	
Cash and cash equivalents at end of year	$ 0	$

Vendaval Corporation
Note to Financial Statements *(unaudited)*
March 31, 2020

1.Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Vendaval Corporation (the Company), a California Corporation, provides an array of business professional development opportunities to help you soar high and be a game-changer in your chosen career field. It aims to make a difference in the community and uplift people's lives, in all aspects. Vendaval's services are designed to offer true community assistance from dedicated and highly trained resources available across several markets. In short, Vendaval places the right people in the right scenario. All of this is done with the support of the community and different organizations in the County—government, non-government, businesses, and non-profit institutions working together to make wonderful opportunities happen.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting, In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consists primarily of short -term investments in overnight money market funds.

Vendaval Corporation

Note to Financial Statements (continued) *(unaudited)*

March 31, 2020

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and the California state jurisdiction. As of June 30, 2019, they have federal and state income tax net operation loss carryforwards of $103,000 which will expire on 2034, Due to the Company's plan for expansion, a temporary valuation allowance account is being set up.

	Federal	**State**
Deferred tax assets	**1958**	513
Less: valuation allowance	**(1,958)**	(513)
Net deferred tax asset	**$ -**	$ -